FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

Martin Marietta Materials, Inc. (“Martin Marietta”) sent the following communication to certain Vulcan Materials Company shareholders on January 6, 2012, in connection with Martin Marietta’s proposed business combination with Vulcan Materials Company:

Attached is an open letter to the Board of Directors of Vulcan Materials Company (“Vulcan”) from Glenn Ireland II. As Mr. Ireland indicates in his letter, he is a representative of the founding family of Vulcan, a member of the Birmingham community, and a significant long-term shareholder of Vulcan.

Important Additional Information

This letter relates to the Exchange Offer by Martin Marietta Materials, Inc. (“Martin Marietta”) to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This letter is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the Securities and Exchange Commission (“SEC”). The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PROXY STATEMENT AND THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, its directors and executive officers and the individuals referenced in the Registration Statement to be nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement or the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, or will be available in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta files with the SEC in connection with the foregoing matters, as applicable.

December 19, 2011

An Open Letter to the Board of Directors of Vulcan Materials Company

This letter is in regard to the proposal that Martin Marietta Materials, Inc. (“Martin Marietta”) made to Vulcan Materials Company (“Vulcan”) on December 12, 2011, concerning a prospective business combination between Martin Marietta and Vulcan. I feel a responsibility – as a significant long term shareholder in Vulcan, member of the community and a representative of the founding family of Vulcan-to make my views known with respect to the proposal.

For several years, I have been concerned about the financial condition, operating performance and strategic direction of Vulcan. It is no secret that I was and continue to be quite unhappy about the Florida Rock acquisition and the continuing heavy burden that it imposes on Vulcan and its shareholders. The decision to pay a 45% premium for Florida Rock and finance a substantial portion of the acquisition with debt has brought the once preeminent company in the industry to its knees. The fact that Vulcan was forced to cut its dividend to $.04/share in order to service the debt is evidence of this fact. Needless-to-say, I, like other shareholders, was particularly unhappy with the dividend cut. By contrast, Martin Marietta’s proposal includes a meaningful dividend for shareholders, which I view as very important given the fact that the dividend has been effectively eliminated.

Properly structured, I believe that the proposal to combine Vulcan and Martin Marietta makes excellent business sense and has the potential to create significant value for the shareholders of both companies. I strongly believe that there is significant operating and marketing synergy to be gained from a combination of the two companies. In addition, I would welcome the opportunity to be part of a combined company that would be financially stronger and more profitable than Vulcan on its own.

I have met with Mr. Ward Nye, President & CEO of Martin Marietta and Mr. Steve Zelnak, Chairman of Martin Marietta representing its Board of Directors, to discuss the proposal and the prospective benefits that may accrue to the shareholders of both companies. I am confident that, based on Mr. Nye’s track record of accomplishments at Martin Marietta, he can deliver on the plan outlined in their offer. In addition, I believe in his commitment to Birmingham and the enhanced stability that the combined company can deliver to our community. It is time for a change in leadership at Vulcan and I believe that Ward Nye is the man for the job.

In conclusion, I believe that the Martin Marietta proposal should receive serious, prompt consideration by Vulcan’s Board of Directors. For many years, Vulcan was viewed as the “gold standard” of the industry. Given the rich heritage of our company, I would be proud to see a combined Vulcan-Martin Marietta as the global leader in the aggregates industry.

Sincerely,

/s/ Glenn Ireland II
Glenn Ireland II

Birmingham, AL

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